

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2005

via U.S. Mail
Floyd C. Wilson
President and Chief Executive Officer
Petrohawk Energy Corporation
1100 Louisiana, Suite 4400
Houston, TEXAS 77002

> Re: **Petrohawk Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed May 13, 2005**
> **File No. 333-124898**

Dear Mr. Wilson:

We have limited our review of the above filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please note that resolution of the issues identified in connection with the Registration Statement on Form S-4, File No. 333-124391 is a precondition to the effectiveness of this registration statement and the pending registration statement on Form S-3 File No. 333-124899.

Selling Stockholders, page 14

2.   Please disclose how the selling stockholders acquired the securities being offered by this registration statement. We believe a description of the transaction in which the selling stockholders acquired their shares is information required to be disclosed pursuant to Item 507 of Regulation S-K. Ensure that the related agreements are filed.

3.   Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling shareholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202)-551-3685 with any other questions.

Sincerely,

Tangela Richter
Legal Branch Chief

cc: via facsimile
        Dallas Parker
        Thompson & Knight LLP
        (713) 654-1871 (facsimile)

        M.Duru